November 22, 2019

Bonnie Brooks
President and Chief Executive Officer
Chico's Fas, Inc.
11215 Metro Parkway
Fort Myers, FL 33966

       Re: Chico's Fas, Inc.
           Form 10-K for the Fiscal Year Ended February 2, 2019
           Filed March 19, 2019
           Form 8-K filed August 28, 2019
           File No. 001-16435

Dear Ms. Brooks:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 8-K filed August 28, 2019

Exhibit 99.1
GAAP to Non-GAAP Reconciliation of Net (Loss) Income and (Loss) Income Per
Diluted
Common Share, page 10

1. We note you present net income adjusted for accelerated depreciation that resulted from a change in the useful life of store assets for store closures added as a result of the
      Company's retail fleet optimization plan. Please explain to us how long you expect to record the accelerated depreciation and make the related adjustment.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Bonnie Brooks
Chico's Fas, Inc.
November 22, 2019
Page 2

      You may contact Scott Stringer at 202-551-3272 or Donna Di Silvio at 202-551-
3202 with any questions.



                                                        Sincerely,
FirstName LastNameBonnie Brooks
                                                        Division of Corporation
Finance
Comapany NameChico's Fas, Inc.
                                                        Office of Trade &
Services
November 22, 2019 Page 2
cc:       David Oliver, Chief Accounting Officer
FirstName LastName